

July 12, 2023

Morgan Frank
Interim Chief Executive Officer
SANUWAVE Health, Inc.
11495 Valley View Road
Eden Prairie, Minnesota 55344

      Re: SANUWAVE Health, Inc.
           Registration Statement on Form S-1
           Filed June 30, 2023
           File No. 333-273060

Dear Morgan Frank:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Incorporation of Certain Information by Reference, page 16

1.   Please tell us why you are eligible to incorporate by reference. In this regard, we note the risk factor disclosure in your 10-K for the fiscal year ended December 31, 2022 that your common stock is considered a penny stock. Therefore, it appears that you may currently be, or may have been, a registrant for an offering of penny stock within the past three years. Please refer to General Instruction VII.D.1(c) of Form S-1. Alternatively, revise your reference to incorporation by reference and provide all required disclosure within the prospectus.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Ansart at 202-551-4511 or Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Ben Stacke